EXHIBIT B

OFFER TO PURCHASE

KEYSTONE PRIVATE INCOME FUND

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, Wisconsin 53212

OFFER TO PURCHASE SHARES
DATED JULY 31, 2023

Tender/Repurchase Request Form MUST BE
RECEIVED BY KEYSTONE NATIONAL GROUP, LLC

BY AUGUST 30, 2023.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., EASTERN TIME, ON AUGUST 30, 2023,
UNLESS THE OFFER IS EXTENDED

To the Shareholders of Keystone Private Income Fund:

Keystone Private Income Fund, as a non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Tender/Repurchase Request Form (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Shares (as defined below), including fractions thereof, with an aggregate net asset value up to approximately 5.00% of the net assets of the Fund (the “Offer Amount”) at a price equal to their net asset value per Share as of September 29, 2023 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), less any Early Repurchase Fee (as defined below). As used in this Offer, the term “Share,” or “Shares,” as the context requires, shall refer to the Shares in the Fund and portions thereof that constitute four of the five classes of Shares offered by the Fund, designated as Class D (“Class D Shares”), Class Y (“Class Y Shares”), Class I (“Class I Shares”) and Class Z (“Class Z Shares”), that are tendered by Shareholders to the Fund pursuant to the Offer to Purchase. The adviser of the Fund is Keystone National Group, LLC (the “Adviser”). The principal investment objective of the Fund is to produce current income. The Adviser manages the Fund’s portfolio with a view toward producing current income, managing liquidity and protecting against downside scenarios. Under normal market conditions, the Fund will seek to achieve its investment objective by opportunistically investing, directly or indirectly, a majority of its net assets (plus any borrowings for investment purposes) in a wide range of private credit-oriented or other cash flow producing investments, including corporate loans and credit facilities, equipment leasing transactions, real estate backed loans, corporate and consumer receivables, and other specialty finance opportunities or income-producing assets. The Fund may allocate its assets through a wide range of investment vehicles and structures, including among others as senior debt and also as subordinated debt, preferred equity and common equity investments. There can be no assurance that the Fund will achieve its investment objective. The Offer is being made pursuant to tenders by Shareholders of the Fund (“Shareholders”). As used in the Offer, the term “Share” or “Shares” refers to the Shares of beneficial interests in the Fund representing beneficial Shares in the Fund, and includes all or any portion of a Shareholder’s Shares, including fractions thereof, as the context requires. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on August 30, 2023 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s most recent private placement memorandum (as it may be amended from time to time, the “Memorandum”).

Shareholders should realize that the value of the Shares tendered in the Offer likely will change between May 31, 2023 (the last time net asset value was calculated) and the Valuation Date when the value of the Shares tendered to the Fund for purchase will be determined. In addition, shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds (the “Early Repurchase Fee”). In determining whether the repurchase of Shares is subject to an Early Repurchase Fee, the Fund will repurchase those Shares held the longest first. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through September 29, 2023, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact the Tender Offer Administrator at UMB Fund Services, Inc., the Fund’s Administrator, at (888) 332-3320 or at Keystone Private Income Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Shareholders desiring to tender all or some of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Tender/Repurchase Request Form and send or deliver it to Keystone National Group, LLC in the manner set out below.

Important

None of the Fund, the Adviser or the Fund’s Board of Trustees makes any recommendation to any Shareholder whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the amount of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Tender/Repurchase Request Form. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser, or the Fund’s Board of Trustees.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

(ii)

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Keystone Private Income Fund

c/o UMB Fund Services, Inc.

235 W. Galena Street

Milwaukee, WI 53212

Attention: Tender Offer Administrator

Phone: (888) 332-3320

Fax: (816) 860-3140

(iii)

TABLE OF CONTENTS

1.	Summary Term Sheet	1
2.	Background and Purpose of the Offer	2
3.	Offer to Purchase and Price	3
4.	Amount of Tender	3
5.	Procedure for Tenders	4
6.	Withdrawal Rights	4
7.	Purchases and Payment	5
8.	Certain Conditions of the Offer	5
9.	Certain Information about the Fund	6
10.	Certain Federal Income Tax Consequences	7
11.	Miscellaneous	7

(iv)

1.	SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Tender/Repurchase Request Form. Section references are to this Offer to Purchase.

•	The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund (or approximately $45,800,000, or approximately 13,948 Class D Shares, 66,653 Class Y Shares, 33,929 Class I Shares, and 341,226 Class Z Shares outstanding as of May 31, 2023) (the “Offer Amount”). We will purchase your Shares at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate number of Shares in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Valuation Date. The net asset per Share will be calculated for this purpose as of September 29, 2023 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 11:59 p.m., Eastern Time, on August 30, 2023 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund also reserves the right to review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date and, as set forth below, may reserve up to 10% of the net asset value to be remitted following the completion of the audit, which the Fund expects will be completed within 60 days of the fiscal year-end, and if so elected by the Adviser in its sole discretion that net asset value will be used to determine the final amount paid for tendered Shares. Since the Fund’s fiscal year end is September 30, 2023, the Fund expects that the audit will be completed by the end of November 2023.

•	A Shareholder may tender all or some of its Shares. Shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds (the “Early Repurchase Fee”). In determining whether the repurchase of Shares is subject to an Early Repurchase Fee, the Fund will repurchase those Shares held the longest first. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $50,000 for Class Y Shares, $5,000,000 for Class D Shares and Class I Shares, and $10,000,000 for Class Z Shares (except as a result of pro ration), the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. See Section 4.

•	The Fund will make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) the Fund may pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Repurchase Fee relating to such Shares; or (B) in the sole discretion of the Adviser, for Shareholders from whom the Fund accepts for repurchase all of their Shares, the Fund may pay at least 90% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Repurchase Fee relating to such Shares. Initial Payments in connection with tenders generally will be made on or before the 30th day after the Valuation Date.

•	The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board of Trustees to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value. The Fund will pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.

•	If we accept the tender of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, interests in investments that the Fund has requested be realized.

•	If you desire to tender Shares for purchase, you must do so by 11:59 p.m., Eastern Time, on August 30, 2023 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and withdraw any tenders of your Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to September 25, 2023 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

•	If you would like us to purchase your Shares, you should complete, sign and either (i) email a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund at info@keystonenational.net; or (ii) mail or otherwise deliver a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund, c/o Keystone National Group, LLC, 60 E. South Temple, Suite 2100, Salt Lake City, Utah 84111, so that it is received before 11:59 p.m., Eastern Time, on August 30, 2023. The value of your Shares may change between May 31, 2023 (the last time net asset value was calculated) and the Valuation Date when the value of the Shares being purchased will be determined. See Section 3.

•	As of May 31, 2023, the net asset value of the Fund was $916,127,948 and there were approximately 285,610 Class D Shares, 1,326,103 Class Y Shares, 684,661 Class I Shares, and 6,819,776 Class Z Shares. The net asset value per Class D Shares, Class Y Shares, Class I Shares, and Class Z Shares as of the close of business on May 31, 2023 was $100.37, $100.52, $100.21, and $100.52, respectively. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from investments in which we invest, you may contact the Tender Offer Administrator at UMBFS at (888) 332-3320 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Shareholders that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Memorandum. The Registration Statement and the Memorandum provide that the Board of Trustees of the Fund (the “Board of Trustees”) has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Registration Statement also states that provided that it is in the best interests of the Fund and Shareholders to do so, the Fund intends to offer to repurchase interests from its Shareholders quarterly each year. The Fund commenced operations on July 1, 2020 and has previously offered to purchase Shares from Shareholders pursuant to written tenders on a quarterly basis beginning with the quarter ended December 31, 2020.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Adviser, the Board of Trustees has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the Memorandum. While the Adviser intends to recommend to the Fund’s Board of Trustees that the Fund offer to repurchase interests in the Fund on a quarterly basis each year, the Fund’s Board of Trustees is under no obligation to follow such recommendations.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. Another such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by realizing portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be realized, potentially resulting in losses or increased operating expenses for the Fund.

Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Trustees.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that although the Offer is scheduled to expire on August 30, 2023 (unless it is extended), you remain a Shareholder of the Fund with respect to the Shares you tendered that are accepted for purchase by the Fund through the Repurchase Date.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Shares up to approximately 5.00% of the net assets of the Fund (the “Offer Amount”) that are tendered by Shareholders by 11:59 p.m., Eastern Time, on August 30, 2023 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Shares tendered for purchase will be their value as of September 29, 2023 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, a Shareholder may tender all or some of its Shares. Shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds (“Early Repurchase Fee”). In determining whether the repurchase of Shares is subject to an Early Repurchase Fee, the Fund will repurchase those Shares held the longest first. If a Shareholder tenders some of its Shares in an amount that would cause the remaining Shares to have a net asset value of less than $50,000 for Class Y Shares, $5,000,000 for Class D Shares and Class I Shares, and $10,000,000 for Class Z Shares, the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the aggregate value of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to the Offer Amount, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If the aggregate value of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is more than the Offer Amount, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by either (i) email a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund at info@keystonenational.net; or (ii) mail or otherwise deliver a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund, c/o Keystone National Group, LLC, 60 E. South Temple, Suite 2100, Salt Lake City, Utah 84111, so that it is received before 11:59 p.m., Eastern Time, on August 30, 2023.

Shareholders wishing to confirm receipt of a Tender/Repurchase Request Form may contact UMBFS at the address or telephone number set out on the first page hereof. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure of UMBFS or the Adviser to receive any Tender/Repurchase Request Form or other document submitted by email, mail, facsimile or any other transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to September 25, 2023 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of Shares after such date. To be effective, any notice of withdrawal must be timely received in the same manner as the Tender/Repurchase Request Form was submitted. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the value thereof as of September 29, 2023, or if the Offer is extended, as of any later Valuation Date. The value will be determined after all allocations to capital accounts of the Shareholders required to be made by the Registration Statement and the Memorandum have been made. The Fund will not pay interest on the purchase amount.

For Shareholders that tender Shares that are accepted for purchase, the Fund will make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) the Fund may pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Repurchase Fee relating to such Shares; or (B) in the sole discretion of the Adviser, for Shareholders from whom the Fund accepts for repurchase all of their Shares, the Fund may pay at least 90% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Repurchase Fee relating to such Shares. Initial Payments in connection with tenders generally will be made on or before the 30th day after the Valuation Date. The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board of Trustees to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value. The Fund will pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, interests in investments that the Fund has requested be realized. Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (i) cash, (ii) liquid securities, and/or (iii) interests in investments that the Fund has requested be realized in an amount equal to the aggregate estimated unpaid dollar amount of any proceeds owed by the Fund to a Shareholder, as described above. None of the Fund, the Board of Trustees, or the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Shareholders.

The purchase amount will be paid entirely in cash.

8.	CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Trustees of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to realize investments in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Shareholders.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. It is organized as a Delaware Statutory Trust. The principal investment objective of the Fund is to produce current income. The Adviser manages the Fund’s portfolio with a view toward producing current income, managing liquidity and protecting against downside scenarios. Under normal market conditions, the Fund will seek to achieve its investment objective by opportunistically investing, directly or indirectly, a majority of its net assets (plus any borrowings for investment purposes) in a wide range of private credit-oriented or other cash flow producing investments, including corporate loans and credit facilities, equipment leasing transactions, real estate backed loans, corporate and consumer receivables, and other specialty finance opportunities or income-producing assets. The Fund may allocate its assets through a wide range of investment vehicles and structures, including among others as senior debt and also as subordinated debt, preferred equity and common equity investments. There can be no assurance that the Fund will achieve its investment objective. The principal office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (888) 332-3320. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Memorandum.

Based on May 31, 2023 values: Mr. John Earl, an officer of the Fund, owns $981,644 (approximately 0.11% of all Shares) in the Fund. Mr. Brad Allen, an officer of the Fund, owns $319,209 (approximately 0.03% of all Shares) in the Fund. Terrence P. Gallagher, David G. Lee, Robert Seyferth, and Gary E. Shugrue, Trustees of the Fund, do not have any beneficial ownership in the Fund.

None of the Fund, the Adviser or the Board of Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of Shareholders of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Trustees), or the disposition of Trustees (other than through periodic purchase offers, including the Offer); or (7) any changes in the Memorandum or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Other than transactions conducted pursuant to the continuous offering of Shares and the previous tender offer for the repurchase of Shares, there have not been any transactions involving Shares in the last 60 days by the Fund, the Adviser, any Shareholder of the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting UMBFS at the address and telephone number set out on the first page hereof or from the SEC’s internet website, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.